UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NetLogic Microsystems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64118B100

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sevin Rosen Fund VIII L.P. (“SR VIII”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,375,739 shares, except that SRB Associates VIII L.P. (“SRB VIII”), the general partner of SR VIII, may be deemed to have sole power to vote these shares, and John Bayless (“Bayless”), Stephen Domenik (“Domenik”), Stephen Dow (“Dow”), John Jaggers (“Jaggers”), Charles Phipps (“Phipps”), Jackie Kimzey (“Kimzey”), David Shrigley (“Shrigley”) and Alan Schuele (“Schuele”), the general partners of SRB VIII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,375,739 shares, except that SRB VIII, the general partner of SR VIII, may be deemed to have sole power to dispose of  these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey, Shrigley and Schuele, the general partners of SRB VIII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,739

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sevin Rosen VIII Affiliates Fund L.P. (“SR VIII A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
28,076 shares, except that SRB VIII, the general partner of SR VIII A, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey, Shrigley and Schuele, the general partners of SRB VIII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
28,076 shares, except that SRB VIII, the general partner of SR VIII A, may be deemed to have sole power to dispose of  these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey, Shrigley and Schuele, the general partners of SRB VIII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,076

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Associates VIII L.P. (“SRB VIII”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,403,815 shares, of which 1,375,739 are directly owned by SR VIII and 28,076 are directly owned by SR VIII A.  SRB VIII, the general partner of SR VIII and SR VIII A, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey, Shrigley and Schuele, the general partners of SRB VIII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,403,815 shares, of which 1,375,739 are directly owned by SR VIII and 28,076 are directly owned by SR VIII A.  SRB VIII, the general partner of SR VIII and SR VIII A, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey, Shrigley and Schuele, the general partners of SRB VIII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,403,815

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jon W. Bayless (“Bayless”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by Sevin Rosen Bayless Management Company  (“SRBMC”).  Bayless is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Bayless is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,615

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen L. Domenik (“Domenik”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,000 shares

6.

Shared Voting Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Domenik is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 10,000 shares

8.

Shared Dispositive Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Domenik is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,414,615

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen M. Dow (“Dow”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Dow is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Dow is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,615

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John V. Jaggers (“Jaggers”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Jaggers is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Jaggers is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,615

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles H. Phipps (“Phipps”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Phipps is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Phipps is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,615

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jackie R. Kimzey (“Kimzey”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,500 shares

6.

Shared Voting Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Kimzey is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 1,500 shares

8.

Shared Dispositive Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Kimzey is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,115

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David A. Shrigley (“Shrigley”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Shrigley is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Shrigley is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,615

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan R. Schuele (“Schuele”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC. Schuele is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
1,404,615 shares, of which 1,375,739 are directly owned by SR VIII, 28,076 are directly owned by SR VIII A and 800 are directly owned by SRBMC.  Schuele is a general partner of SRB VIII, the general partner of SR VIII and SR VIII A, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,615

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer NetLogic Microsystems, Inc.
	(b)	Address of Issuer's Principal Executive Offices NetLogic Microsystems, Inc. 1875 Charleston Rd. Mountain View, CA 94043

Item 2.
(a)

Name of Person Filing
This Statement is filed by Sevin Rosen Fund VIII L.P., a Delaware limited partnership (“SR VIII”); Sevin Rosen VIII Affiliates Fund L.P., a Delaware limited partnership (“SR VIII A”);  SRB Associates VIII L.P., a Delaware limited partnership (“SRB VIII”); Jon W. Bayless (“Bayless”); Stephen L. Domenik (“Domenik”); Stephen M. Dow (“Dow”); John V. Jaggers (“Jaggers”); Charles H. Phipps (“Phipps”); Jackie R. Kimzey (“Kimzey”); David A. Shrigley (“Shrigley”); and Alan R. Schuele (“Schuele”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SRB VIII, the general partner of SR VIII and SR VIII A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SR VIII and SR VIII A.  Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey, Shrigley and Schuele are general partners of SRB VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SR VIII and SR VIII A.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: Sevin Rosen Funds Two Galleria Tower 13455 Noel Rd. Suite 1670 Dallas, Texas 75240
	(c)	Citizenship SR VIII, SR VIII A and SRB VIII are Delaware limited partnerships. Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey, Shrigley and Schuele are United States citizens.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 64118B100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of SR VIII, SR VIII A and SRB VIII, the general and limited partners or stockholders, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or stockholder.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2005

SEVIN ROSEN FUND VIII L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SEVIN ROSEN VIII AFFILIATES FUND L.P	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES VIII L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

JON W. BAYLESS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN M. DOW	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN L. DOMENIK	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JOHN V. JAGGERS	/s/ John V. Jaggers
Signature

CHARLES H. PHIPPS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JACKIE R. KIMZEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

DAVID A. SHRIGLEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

ALAN R. SCHUELE	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Found on Sequentially
Numbered Page
Exhibit A: Agreement of Joint Filing	18
Exhibit B: Reference to John Jaggers as Attorney-In-Fact	20

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of NetLogic, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 11, 2005

SEVIN ROSEN FUND VIII L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SEVIN ROSEN VIII AFFILIATES FUND L.P	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES VIII L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

JON W. BAYLESS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN M. DOW	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN L. DOMENIK	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JOHN V. JAGGERS	/s/ John V. Jaggers
Signature

CHARLES H. PHIPPS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JACKIE R. KIMZEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

DAVID A. SHRIGLEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

ALAN R. SCHUELE	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

EXHIBIT B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates SRB Associates VIII L.P. or such other person or entity as is designated in writing by John V. Jaggers (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates John Jaggers (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 11, 2005	SRB ASSOCIATES VIII L.P.,
a Delaware Limited Partnership

	By:	/s/ John V. Jaggers
John V. Jaggers,
General Partner

February 11, 2005	SEVIN ROSEN FUND VIII L.P.,
a Delaware Limited Partnership

	By:	SRB Associates VIII L.P.,
a Delaware Limited Partnership
Its General Partner

	By:	/s/ John V. Jaggers
John V. Jaggers,
General Partner

February 11, 2005	Sevin Rosen VIII Affiliates Fund, L.P.,
a Delaware Limited Partnership

	By:	SRB Associates VIII L.P.,
a Delaware Limited Partnership
Its General Partner

	By:	/s/ John V. Jaggers
John V. Jaggers,
General Partner

February 11, 2005	By:	/s/ Jon W. Bayless
Jon W. Bayless

February 11, 2005	By:	/s/ Stephen M. Dow
Stephen M. Dow

February 11, 2005	By:	/s/ Stephen L. Domenik
Stephen L. Domenik

February 11, 2005	By:	/s/ Charles H. Phipps
Charles H. Phipps

February 11, 2005	By:	/s/ Jackie R. Kimzey
Jackie R. Kimzey

February 11, 2005	By:	/s/ David A. Shrigley
David A. Shrigley

February 11, 2005	By:	/s/ Alan R. Schuele
Alan R. Schuele